CLARKESON RESEARCH, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Current assets

Cash	$	18
Clearing deposit		250,000
Prepaid expenses		1,356
Total current assets		**251,374**
TOTAL ASSETS	**$**	**251,374**

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities

Accounts payable and accrued expenses	$	26,176
Due to related parties		55,810
Total current liabilities		**81,986**

STOCKHOLDER'S EQUITY

Common stock (100 shares authorized; 100 shares issued and outstanding; $1 par value)		100
Additional paid-in capital		813,575
Accumulated deficit		(644,287)
TOTAL STOCKHOLDER'S EQUITY		**169,388**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**251,374**

The accompanying notes are an integral part of these financial statements.